Exhibit 99.1

AMTD, 36Kr, Airstar Digital, and Calvin Choi Announce Joint Venture of AK73 Capital to Build Full Lifecyle Service Platform for New Economy Enterprises

BEIJING, March 12, 2021 / GLOBE NEWSWIRE / - Recently, AMTD Group, a leading comprehensive financial services conglomerate in Asia; 36Kr (NASDAQ: KRKR), a prominent and pioneering service platform for China’s new economy participants; Airstar Digital, the FinTech subsidiary of Xiaomi Corporation, the world’s leading consumer IoT platform, through AM Capital, a joint venture fund management with AMTD; and Mr. Calvin Choi, jointly announced the establishment of a joint venture, AK73 Capital, which aims to establish a full life-cycle service platform for China’s new economy enterprises, supporting and empowering the next generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global capital markets.

AK73 Capital is committed to offering one-stop professional services to address the multifaceted needs of new economy companies and entrepreneurs. Leveraging in-depth analytic research and digital content creation, AK73 Capital is committed to a mission to connect new economy companies with strategic resources and quality capital. Its service offerings include strategic consulting, data analytics and insights, branding management, ecosystem building, and capital market services. AK73 Capital strives to empower new economy companies and entrepreneurs to expand their business boundaries, extend their value chain, improve their value proposition, and help groom the next generation of leading new economy companies, as well as bringing China’s new economy sectors’ innovative power and growth miracles in front of the whole world.

Mr. Calvin Choi, Chairman of AMTD Group and Vice President of the China Youth Entrepreneurs Association mentioned, “As Asia’s leading comprehensive financial services conglomerate, AMTD had in the past few years helped and supported many China’s leading new economy companies in their IPOs and other financing transactions through the international capital markets including Hong Kong and US. We are very keen to combine our unique resources, ecosystem network, and unparalleled experience gained, through our partnership with 36Kr and Airstar Digital, to further empower the next generation of technology and innovative communities in China, best equip the Chinese business leaders of tomorrow to create new paradigm of business formats and exposures, and grow together to create a better world.”

Mr. Feng Dagang, CEO of 36Kr, said, “As a service platform for China’s new economy participants, 36Kr is excited to partner with AMTD and Airstar Digital to jointly establish AK73 Capital. We believe, drawing on a wide range of resources and power of each shareholder, AK73 Capital is going to serve as a bridge connecting resources and capital, accelerate the sharing and exchange of information, talent, capital, and business opportunities across different new economy communities, and redefine the growth driver and potential in new economy services space.”

Mr. Zhao Weixing, Vice President of Airstar Digital, Chairman of AM Capital, said, “Since the first day of its establishment Xiaomi believes in the power of value, whether it’s entrepreneurship or investment in Xiaomi ecosystem, Xiaomi has always persisted with its mission to let everybody enjoy better life experience brought by technology. This is a big era for China’s new economy, and we look forward to working with each stakeholder to help more technology and innovative entrepreneurs build a better future.”

About AMTD Group

AMTD Group is a leading comprehensive financial services focused conglomerate, with core businesses in investment banking, asset management, digital financial solutions; and non-financial services areas including education and real estate investments.

AMTD International (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group and dual-listed in the New York Stock Exchange and Singapore Exchange, is Asia’s leading independent investment bank and asset management company. In recent years, AMTD International successfully helped leading companies such as Xiaomi, Meituan, 36Kr, Maoyan Entertainment, Tongcheng-Elong, Meitu, BlueCity, Tiger Brokers and other leading Chinese new economy companies to list in Hong Kong and US, serving as their trusted strategic partner in the international capital markets.

In addition, AMTD and Xiaomi jointly established Airstar Bank, one of Hong Kong’s eight virtual banks as well as AM Capital, a foreign-invested equity investment company approved by Chinese regulators to operate nationwide (QFLP and other licenses holder).

About 36Kr

36Kr is a leading brand and pioneering platform committed to serving China’s new economy participants, with a mission to empower new economy participants to step up to a higher level, connect and serve new economy communities including start-ups, TMT giants, traditional enterprises, institutional investors, local governments, and individual users, accelerate the sharing and exchange of information, talent, capital and technology, and drive a rapid, stable, and sustainable development of the new economy sectors. On November 8, 2019, 36Kr was listed on NASDAQ under the ticker symbol “KRKR”. 36Kr’s business is mainly divided into three segments: online advertising services, enterprise value-added services, and subscription services. Since it was founded 10 years ago, 36Kr has established an enterprise database covering more than 840,000 companies, and served thousands of customers.

About AM Capital

AM Capital is jointly established by Airstar Digital, the FinTech subsidiary of Xiaomi Corporation, and AMTD Group.  Approved by the Chinese regulators to operate the foreign-funded equity investment management business on a national scale, AM Capital is committed to invest in FinTech companies, industry ecosystem builders, and smart manufacturing enterprises, to help corporations secure low cost stable funding to support their long-term development, and at the same time offer multi-dimensional multi-level value-added services such as strategic advisory, business model optimization, value chain consolidation, and business development to pre-IPO or publicly listed companies.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com